Exhibit 99.28

For Immediate Release

Novadaq Reports Second Quarter 2011 Financial Results

Toronto, Ontario – August 4, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced its financial results for the second quarter ended June 30, 2011. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

“We are seeing continued acceleration following the February 2011 commercial launch of SPY Systems by our partners LifeCell™and Intuitive Surgical®,” said Dr. Arun Menawat, Novadaq President and CEO. “During the second quarter, Novadaq shipped 92 imaging systems compared to our original estimate of 70. All SPYEliteSystems are shipped directly to hospitals, while da Vinci®Fluorescence Imaging units are shipped to Intuitive for integration. Disposable kit shipments more than doubled between the first and second quarter 2011. Although the increased device and kit sales resulted in higher revenues and a lower quarterly operating loss, Novadaq did increase its use of cash due mainly to capital invested to grow the SPY Elite install base. We are pleased that a Canadian chartered bank has offered to Novadaq a revolving line of credit, which provides an additional source of capital to support this build-out if needed. The credit offer is subject to the bank’s final due diligence and execution.”

Dr. Menawat continued, “In April, the prestigious medical review journal, Clinics in Plastic Surgery, published an overview of fluorescence angiography authored by Duke University surgeon Dr. Michael Zenn. This publication certainly adds to the top tier support building around SPY, and advances the technology another step along the path to standard of care. SPY Imaging is gaining momentum in breast reconstruction surgery, and early feedback related to its use in robotic partial nephrectomy is positive. We look forward to continued growth in our current indications, as well as expanding into additional procedures where surgeons are telling us SPY adds value.”

Second Quarter Corporate Highlights

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Threepeer-reviewed articles related to plastic reconstructive surgery applications of SPY have been published since the beginning of 2011, taking the number of plastic reconstructive publications to 12 and the total number for all indications to 45.

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In June, the Journal of Reconstructive Microsurgery published a review of 17 case series including 386 patients undergoing breast and a variety of other reconstructive procedures. The authors concluded ICG angiographic perfusion assessment guides surgical decisions that improve clinical outcomes, and predicted that adoption of the technology “will continue to grow as its uses extend to any specialty concerned with poor blood supply.”

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Conference presentations featuring SPY Imaging included reports on complex head & neck, and tissue (digits, tongues, lips, ears) transplant procedures presented by surgeons from MD Anderson Cancer Center in Houston and the Buncke Clinic in San Francisco. Additionally, at the Eurasian Colorectal Technologies Association Meeting in Turin Italy in June, colorectal surgeons from Stanford Hospital reported that in a retrospective review of 84 patients undergoing intestinal surgery, pelvic anastomosis leak rates were reduced to 4% in patients imaged with SPY, compared to 12%-18% in published series.

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The subject of laparoscopic SPY Imaging was included in a number of conference presentations and events. At the American Urological Association (AUA) Annual Meeting held in May, Dr. DraganGolijanin presented a study in which 12 of 13 partial nephrectomy patients had tumors that were easily distinguishable from normal tissue based on differential fluorescence, concluding that SPY has the potential to facilitate improved cancer control. The same group also presented results for a series of 5 radical cystectomy patients in which 16 lymph nodes were identified, with the authors concluding that SPY may prove advantageous for lymph node identification in pelvic procedures.

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In May, Novadaq welcomed G. Steven Burrill to its Board of Directors. Mr. Burrill has been involved in the growth and prosperity of the biotechnology industry for over 40 years. He is one of the original architects of the industry and one of its most avid and sustained developers.

Second Quarter Financial Highlights

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Revenues increased 33% to $3,485,123 compared to Q2-2010 revenues of $2,618,116. Increases were achieved across all product lines: SPY® Elite, da Vinci Fluorescence Imaging and Cardiac. Revenues grew 20% sequentially compared to Q1-2011 revenues of $2,900,830. First quarter revenues included a $699,000 increase in service sales resulting from the TMR acquisition, and sequential revenue growth would have been 58% excluding this one-time increase.

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Gross profit increased to $2,117,646 compared with $1,327,831 a year ago and $1,127,773 in Q1-2011, due mainly to increased revenues from da Vinci Fluorescence Imaging systems, increased kit shipments and lower cost of goods for TMR products. Gross profit margin was 61% compared to 51% and 39% in Q2-2010 and Q1-2011, respectively.

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Selling and distribution costs in Q2-2011 decreased year-over-year to $1,399,477 from $1,977,990 due mainly to reductions in the company’s sales staff which occurred following the signing of the North American Sales and Marketing agreement with LifeCell™ in September 2010.

•	Research and development expenses were $1,270,347, up slightly compared to $1,182,582 in the same quarter a year ago, due mainly to increased investment in SPY Elite development.

•	Administrative expenses of $1,111,571 increased from $984,117 a year ago primarily related to non-cash amortization costs, higher professional fees and higher investor relations fees.

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Net loss increased to $4,437,832 ($0.14 per basic and diluted share), compared to a net loss of $3,778,609($0.14 per basic and diluted share) in the second quarter of 2010. The 2011 net loss included a non-cash adjustment of $2,606,891 for warrants revaluation. Excluding this amount, net loss was $1,830,941.

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Cash and cash equivalents at June 30, 2011 were $11,503,682, representing a decrease of $5,606,256 million from $17,109,938 at March 31, 2011. Cash used in operating activities during the second quarter was $4,012,574, including working capital cash use of $3,039,658. Excluding changes in working capital, operating cash burn was $972,916. Major working capital cash uses include a $1,065,199 reduction in accounts payable, including payment of fees to the underwriters of Novadaq’s equity offering which closed in late March. Inventory levels were increased by $471,904 during the second quarter to $2,050,298 as the Company stocked-up on SPY components to support our growing businesses. Accounts receivable increased to $2,458,930 at June 30, 2011 from $1,112,069 at March 31. Another major use of cash during the second quarter was a $1,623,926 increase in property and equipment which was mainly due to placement of SPY Elite systems at end-user sites. With our raw material stocks at scaled-up levels at the end of the second quarter, we now expect our inventories to remain comparatively stable going forward. We do expect to continue to use cash to build SPY Elite systems, at a rate of approximately $1 million to $1.2 million per quarter, and as mentioned above, the Company is in the process of finalizing a revolving line of credit which will serve as an additional potential source of capital to fund this investment.

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call on August 4th, at 5:00 p.m. Eastern Time during which the results will be discussed.

The call will be broadcast live over the Internet, hosted at the Company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section and will be archived online for 365 days. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

To access the live conference call:

Live Participant Dial-In (Toll Free): (877) 407-8031

Live Participant Dial-In (International): (201) 689-8031

A telephonic replay of the conference call will be made available until midnight on September 4, 2011 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 376214 when prompted. The call will be archived for 365 days on the company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc:

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward Looking Statements:

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY endoscopic technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: The SPY®Elite System is a trademark of LifeCellTMCorporation. LifeCell is a business unit of Kinetic Concepts, Inc. The da Vinci Surgical Robot is a registered trademark of Intuitive Surgical.

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Investor Relations Contact

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2011

(Unaudited)

(expressed in U.S. dollars)

	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	11,503,682	5,597,407
Accounts receivable	2,458,930	1,434,964
Prepaid expenses and other	790,905	1,193,423
Inventories	2,050,298	778,984

Total current assets	16,803,815	9,004,778

Non-current assets
Property and equipment	3,115,980	1,202,468
Prepaid expenses and other	303,948	144,456
Deferred development costs	303,896	405,195
Other intangible assets	2,375,168	1,563,288

Total Assets	22,902,807	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	3,011,829	2,913,979
Provisions	169,879	19,520
Income taxes payable	17,903	24,066
Deferred revenue	360,971	549,865
Deferred partnership fee	800,000	800,000
Repayable government assistance	190,947	507,675

Total current liabilities	4,551,529	4,815,105

Non-current liabilities
Provisions and deferred tax liability	353,285	—
Convertible debentures	4,087,686	3,891,753
Deferred revenue	40,269	190,609
Deferred partnership fee	2,533,333	2,933,333
Repayable government assistance	329,818	—
Shareholder warrants	7,574,562	1,276,464

Total Liabilities	19,470,482	13,107,264

Shareholders’ Equity
Share capital	98,542,155	87,897,555
Contributed surplus	6,418,370	5,985,190
Equity component of convertible debentures	1,472,093	1,968,395
Deficit	(103,000,293)	(96,638,219)

Total Shareholders’ Equity	3,432,325	(787,079)

Total Liabilities and Shareholders’ Equity	22,902,807	12,320,185

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Product sales	3,045,073	2,310,285	4,780,965	4,367,724
Royalty revenue	138,750	—	138,750	—
Milestone revenue	—	—	—	295,729
Deferred partnership fee revenue	200,000	—	400,000	—
Service revenue	101,300	307,831	1,066,238	669,800

Total revenues	3,485,123	2,618,116	6,385,953	5,333,253
Cost of sales	1,367,477	1,290,285	3,140,534	2,903,967

Gross margin	2,117,646	1,327,831	3,245,419	2,429,286

Selling and distribution costs	1,399,477	1,977,990	2,674,696	3,801,917
Research and development expenses	1,270,347	1,182,582	2,318,475	2,060,112
Administrative expenses	1,111,571	984,117	2,205,355	1,781,947

Total operating expenses	3,781,395	4,144,689	7,198,526	7,643,976

Loss from operations	(1,663,749)	(2,816,858)	(3,953,107)	(5,214,690)

Finance costs	(170,811)	(160,183)	(338,389)	(316,169)
Finance income	3,619	5,242	10,704	7,176
Warrants revaluation adjustment	(2,606,891)	(380,210)	(2,602,584)	(432,254)
Write-down on inventory	—	(426,600)	—	(426,600)
Gain (loss) on investment	—	—	25,000	(125,000)

Loss and comprehensive loss for the period	(4,437,832)	(3,778,609)	(6,858,376)	(6,507,537)

Basic and diluted loss and comprehensive loss per share for the period	(0.14)	(0.14)	(0.23)	(0.24)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
OPERATING ACTIVITIES
Comprehensive loss for the period before tax	(4,437,832)	(3,778,609)	(6,858,376)	(6,507,537)
Items not affecting cash
Depreciation of property and equipment	240,060	220,541	432,270	480,596
Amortization of intangible assets	265,878	198,589	482,061	397,176
Impairment of investment		—	—	125,000
Share-based compensation	252,914	169,426	457,934	394,159
Imputed interest on convertible debentures	99,173	89,865	195,933	177,542
Impairment of inventory	—	426,600	—	426,600
Warrants revaluation adjustment	2,606,891	380,210	2,602,584	432,254

	(972,916)	(2,293,378)	(2,687,594)	(4,074,210)

Changes in working capital
(Decrease) increase in deferred revenue	(263,857)	537,805	(739,233)	1,497,610
Increase in accounts receivable	(1,346,861)	(461,367)	(1,023,966)	(545,628)
(Increase) decrease in inventories	(471,904)	(31,231)	(1,271,314)	92,824
Increase (decrease) in accounts payable	(1,065,199)	38,906	77,930	(294,915)
Decrease (increase) in prepaid expenses and other	108,163	(157,417)	546,975	(291,030)

Net change in non-cash working capital balances related to operations	(3,039,658)	(73,304)	(2,409,608)	458,861

Cash used in operating activities	(4,012,574)	(2,366,682)	(5,097,202)	(3,615,349)

INVESTING ACTIVITIES
Purchase of property and equipment, net	(1,623,926)	(83,859)	(2,345,782)	(91,357)
Purchase of TMR business	—	—	(1,000,000)	—
Redemptions of long-term investment	—	—	—	25,000

Cash used in investing activities	(1,623,926)	(83,859)	(3,345,782)	(66,357)

FINANCING ACTIVITIES
Issuance of common shares and warrants	—	—	15,273,401	7,121,337
Transaction costs of common shares and warrants	—	—	(998,207)	(511,180)
Exercise of options	35,118	1,958	40,164	1,958

Cash provided by financing activities	35,118	1,958	14,315,358	6,612,115

Net (decrease) increase in cash and cash equivalents	(5,601,382)	(2,448,583)	5,872,374	2,930,409
Net foreign exchange difference	(4,874)	(91,797)	33,901	(27,977)
Cash and cash equivalents at beginning of period	17,109,938	7,967,770	5,597,407	2,524,958

Cash and cash equivalents at June 30	11,503,682	5,427,390	11,503,682	5,427,390